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                                                                    Exhibit 99.2
DUSA [LOGO](R)
INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC. (R)
FOR IMMEDIATE RELEASE

                   DUSA PHARMACEUTICALS REPORTS FIRST QUARTER
                   CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS

WILMINGTON, MA. MAY 13, 2003 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) reported today its corporate highlights and financial results for the first quarter ended March 31, 2003.

CORPORATE HIGHLIGHTS
During the first quarter of 2003, just a few months after reacquiring the development and marketing rights to our dermatology products, DUSA has begun to make significant progress in revitalizing interest in Levulan(R) PDT for dermatology.

DUSA's approach is based on 3 components:

-     Educating physicians regarding the benefits of our therapy;

-     Supporting efforts to improve reimbursement to physicians for the therapy;
      and

- Evaluating clinical trial programs that would expand the present labeling and improve physician acceptance of the therapy.

During the quarter, there were positive developments in all 3 of these areas:

In regards to educational efforts, for the first time DUSA had its own booth at the American Academy of Dermatology (AAD) annual meeting in San Francisco in late March. Substantial doctor interest was generated, at least in part because of the many positive posters and presentations on Levulan(R) PDT for dermatology at the meeting. The Company is now in the process of following up with all the doctors that expressed interest. Lectures describing the results of investigator-initiated clinical studies using Levulan(R) PDT for dermatological applications have also been presented at scientific programs of various regional or specialty dermatology meetings. Subsequent to the quarter, at the American Society of Laser Medicine and Surgery annual meeting in Anaheim, there were also 13 presentations on investigational approaches to Levulan(R) PDT in dermatology, and a great deal of interest was expressed by the attendees. Active involvement in other dermatology meetings will continue throughout the year.

DUSA is also considering limited regional test marketing during the second half of 2003. If such a program is implemented and successful, our goal would be to develop a small, dedicated Levulan(R) PDT sales team for 2004.

Actual Kerastick(R) end-user sales during the quarter totaled 1,842, similar to the average quarterly sales seen during 2001 and 2002, but not yet demonstrating any change in sales levels that we hope to see as the year progresses. BLU-U(R) placements stayed relatively flat, at 324, vs. 329 at the end of 2002.

With respect to reimbursement, the Company met with representatives of both the American Academy of Dermatology Association, and the Centers for Medicare and Medicaid Services (CMS) during the quarter, seeking clarification and support for various issues related to physician reimbursement of our therapy. Progress has been made on
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some short-term issues, and we intend to continue working with both groups regarding longer-term issues. As previously disclosed, one change that occurred during this quarter was the bundling of the drug costs into the procedure fee (rather than being charged separately). It is still unclear whether this change will be permanent.

With regards to label expansion, DUSA met with the FDA during the quarter to discuss AK-related Phase III clinical trials that, if successful, could make the therapy more practical, while also expanding the medical indications for use. DUSA's current label expansion approach includes applying the drug to the whole face or scalp using a short incubation time, followed by light treatment, all during a single office visit. The Company is now preparing time and budget estimates before finalizing its clinical trial plans.

Late in the quarter the Company submitted an application to the FDA requesting approval of the newly built manufacturing facility at our Wilmington, MA, offices. Until the facility is approved, DUSA is filling all Levulan(R) Kerastick(R) orders from inventory built by our former contract manufacturer. Earlier this month, the FDA inspected the facility, and we anticipate a response regarding the qualification of the facility later in 2003.

The Company continues to support development efforts for Levulan(R) PDT in the treatment of Barrett's esophagus dysplasia. The current focus is on optimizing the light delivery techniques and parameters in preparation for full Phase II trials. DUSA is seeking a development and marketing partner for this indication.

Dr. Geoffrey Shulman, DUSA's President and CEO, stated "We are very pleased with the tremendous progress in many areas that has occurred during the first quarter. Although the key will be to see how much all the new physician interest translates into actual sales as the year progresses, we feel that great strides have been made, and we are very hopeful that these developments will lead to increasing sales in 2003 and beyond."

FINANCIAL HIGHLIGHTS:
DUSA's net loss for the three-months ended March 31, 2003 was $3,566,000 or ($0.26) per share, as compared to a net loss of $2,868,000 or ($0.21) per share for the three months ended March 31, 2002. Revenues for the current quarter were $143,000 as compared to $1,325,000 in 2002. Revenues in 2003 were totally comprised of Kerastick(R) product sales to end-users. Revenues in the comparable 2002 period were comprised of $51,000 in product sales, and also included $495,000 of research grant and milestone revenues, and $779,000 of co-development revenue earned under our collaboration agreement with our former marketing and development partner.

Total research and development costs were $1,516,000 in 2003, compared to $3,282,000 in the prior year period. This decrease in 2003 is mainly attributable to lower clinical trial expenditures for dermatology projects, as DUSA has delayed its warts and onychomycosis projects that were co-sponsored with its former marketing and development collaborator, and has not yet started its BAAK Phase III clinical trials. During the current period, DUSA incurred marketing and sales expenses of $531,000 as we commenced certain initiatives following the re-acquisition of the rights to our dermatology products. In the prior year period, all marketing and sales expenses were the responsibility of our former partner. Total other operating expenses for the current quarter were $1,475,000, as compared to $1,007,000 in 2002. This was caused by significantly increased legal expenses, primarily related to the challenge to our Australian patent and associated issues. It is expected that these costs will remain elevated as long as the patent dispute continues.
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Interest income for the three-months ended March 31, 2003 decreased $208,000, to
$566,000, as compared to $774,000 for the same period in 2002. This decrease is mainly attributable to lower investable cash balances in support of DUSA's operating activities, and lower yields.

As of March 31, 2003, total cash, cash equivalents, and United States government securities were approximately $48,257,000, and long-term debt including current maturities was $1,720,000.

DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(AMOUNTS ARE IN US DOLLARS)

                                                 MARCH 31,       DECEMBER 31,
                                                   2003             2002
                                                (UNAUDITED)
                                                -----------      -----------
ASSETS
CURRENT ASSETS
  Cash, cash equivalents and United States
    Government Securities                       $48,256,740      $52,879,543
  Inventory                                       1,134,346        1,188,659
  Other current assets                            1,337,950        1,652,088
                                                -----------      -----------
    TOTAL CURRENT ASSETS                         50,729,036       55,720,290
  Property and equipment, net                     4,962,203        5,229,683
                                                -----------      -----------
TOTAL ASSETS                                    $55,691,239      $60,949,973
                                                ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses         $ 1,669,553      $ 3,099,643
  Current maturities of long-term debt              270,000          270,000
  Deferred revenue                                   19,800            5,100
                                                -----------      -----------
    TOTAL CURRENT LIABILITIES                     1,959,353        3,374,743
  Long-term debt, net of current portion          1,450,000        1,517,500
                                                -----------      -----------
TOTAL LIABILITIES                                 3,409,353        4,892,243
TOTAL SHAREHOLDERS' EQUITY                       52,281,886       56,057,730
                                                -----------      -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $55,691,239      $60,949,973
                                                ===========      ===========

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DUSA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS ARE IN US DOLLARS)


                                                                   THREE MONTHS ENDED
                                                                        MARCH 31,
                                                                       (UNAUDITED)
                                                                       -----------
                                                                 2003               2002
                                                             ------------       ------------
REVENUES
  Product sales and rental income                            $    143,370       $     50,527
  Research grant and milestone revenue                                 --            495,834
  Research revenue earned under collaborative agreement                --            779,137
                                                             ------------       ------------
TOTAL REVENUES                                                    143,370          1,325,498
                                                             ------------       ------------
OPERATING COSTS
  Cost of product sales and royalties                             753,304            678,769
  Research and development                                      1,516,391          3,281,724
  Marketing and sales                                             530,512                 --
  General and administrative                                    1,475,271          1,006,975
                                                             ------------       ------------
TOTAL OPERATING COSTS                                           4,275,478          4,967,468
                                                             ------------       ------------
LOSS FROM OPERATIONS                                           (4,132,108)        (3,641,970)
                                                             ------------       ------------
OTHER INCOME
  Interest income                                                 566,135            774,419
                                                             ------------       ------------
NET LOSS                                                     $ (3,565,973)      $ (2,867,551)
                                                             ============       ============
BASIC AND DILUTED NET LOSS PER COMMON SHARE                  $      (0.26)      $      (0.21)
                                                             ============       ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING           13,892,514         13,865,390
                                                             ============       ============

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of LEVULAN(R) Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications. PDT and PD utilize light-activated compounds such as LEVULAN(R) to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to statements concerning DUSA's continuing involvement in dermatology meetings; development of a sales team in 2004; intention to continue working with the AAD and CMS on reimbursement issues; expectations that new trials would lead to a more practical therapy, expand its use, and be accomplished during a single office visit; and expectations for increasing sales in 2003 and beyond. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, changing market and regulatory conditions, actual clinical results of our trials, the impact of competitive products and pricing, the timely
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development, FDA approval, and market acceptance of our products, reliance on third-parties for the production and manufacture of our products, the maintenance of our patent portfolio and ability to obtain competitive levels of reimbursement by third-party payors, none of which can be assured, and other risks and uncertainties identified in DUSA's Form 10-K for the year ended December 31, 2002.

For further information contact: D. GEOFFREY SHULMAN, MD, President, CEO & CFO or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059 Fax
416.363.6602 or visit www.dusapharma.com